RBC CMA LLC
(An Indirect Wholly Owned Subsidiary of Royal Bank of Canada)
(SEC I.D. No. 8-65401)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2021
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

RBC CMA LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of RBC CMA LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of RBC CMA LLC (the "Company") as of October 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 20, 2021

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us

RBC CMA LLC
Statement of Financial Condition

$ in thousands	As of October 31, 2021

Assets

Cash	$	452
Receivable from broker-dealers		228,989
Financial instruments owned, at fair value (including securities pledged of $12,876,568)		17,276,221
Other assets		25,077
Total Assets	$	**17,530,739**

Liabilities and member's equity

Liabilities

Short-term borrowings	$	9,443,264
Payable to broker-dealers		3,733,790
Financial instruments sold, but not yet purchased, at fair value		1,267,773
Accounts payable and accrued liabilities		33,733
Total Liabilities		**14,478,560**

Member's equity

Member's equity		3,052,179
Total liabilities and member's equity	$	**17,530,739**

The accompanying notes are an integral part of the statement of financial condition

RBC CMA LLC

Notes to the Statement of Financial Condition
As of and for the year ended October 31, 2021

1. **Organization and nature of business**

   RBC CMA LLC (the Company or CMA) formerly known as RBC Capital Markets Arbitrage S.A. was originally incorporated on October 26, 2001 under the laws of the Grand Duchy of Luxembourg. On October 28, 2019, CMA transferred its central administration and registered office from Luxembourg to The Bahamas to become a limited liability company under Bahamian corporate law. CMA continues to be an indirect wholly owned subsidiary of the Royal Bank of Canada (RBC).

   The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). The Company is an exchange-traded fund market maker on the New York Stock Exchange Archipelago (the NYSE Arca). The Company does not engage in client-driven activities. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, Inc. (FINRA).

   The Company has a joint back office agreement (JBO) with an affiliated broker-dealer, which clears and custodies certain securities and derivatives for the Company. The Company holds a $10 thousand non-voting preferred share of RBC USA Holdco Corporation, the parent of the affiliated broker-dealer, to maintain its JBO arrangement and comply with certain regulatory requirements.

2. **Summary of significant accounting policies**

   Basis of presentation — The Company's Statement of Financial Condition conforms to accounting principles generally accepted in the United States of America (GAAP). The Statement of Financial Condition includes the accounts of the Company.

   Use of estimates — The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes (including valuation of certain financial instruments owned and financial instruments sold, but not yet purchased and compensation accruals). Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

   Expected credit losses - The Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments*, as of November 1, 2020 using a modified retrospective approach. With the adoption of this ASU, the Company records the estimate of expected losses over the life of financial assets as of the reporting date as an allowance for credit losses, a contra-asset, within the applicable line on the Statement of Financial Condition.

Reference rate reform - The Company prospectively adopted the Reference Rate Reform accounting updates (ASU 2020-04, *Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and ASU 2021-01, *Reference Rate Reform (Topic 848)*) as of November 1, 2020. These updates provide optional, temporary relief to ease the burden of accounting for reference rate reform activities that affect contractual modifications of floating rate financial instruments indexed to interbank offering rates (IBORs) and hedge accounting relationships. Modifications of qualifying contracts are accounted for as the continuation of an existing contract rather than as a new contract. The adoption of the ASU did not have a material impact on the Statement of Financial Condition.

Cash — Cash represents cash in depository accounts with other financial institutions. Money held at clearing broker-dealers are reported in Receivable from broker-dealers on the Statement of Financial Condition.

Financial instruments — Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value include securities and the market value of derivative transactions.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way transactions provide for delivery of securities within a period of time (after trade date) established by regulations or conventions in the market in which the trade occurs. The Company records the purchase and sale of an existing security on trade date when the commitment to purchase or sell the existing security is expected to settle within the "settlement period" that is customary in the market in which those trades take place. Since expected settlements for new issues and pool securities have varying settlement periods in the markets, the Company records the purchase and sale of these securities as regular-way transactions. The fair value of regular-way securities are reported as either a net long (by security) in Financial instruments owned, at fair value or as a net short (by security) in Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition. Amounts receivable or payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in Receivable from or Payable to broker-dealers on the Statement of Financial Condition.

The Company does not apply the scope exceptions for regular-way trades and records delayed delivery transactions, including To-be-announced (TBA), When Issued, and Extended Settlements, as derivatives until settled. The principal of these transactions are not reported on the Statement of Financial Condition until settlement. These transactions are reflected as forwards in the derivative transactions disclosure in Note 4.

Fair value measurement — Assets and liabilities are measured at fair value, either in accordance with standard fair value requirements or through election of fair value option.

ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The classification of financial instruments in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value. Where observable inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameters of uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument.

Valuation Process and Structure:

The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities. The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group (VG) is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model

validation standards. These control processes are managed by either Finance or Group Risk Management (GRM) and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios.

IPV is a monthly control process by which system market prices or model inputs are verified for accuracy or reasonableness. The level of accuracy is determined over time by comparing third-party price values to trader's or system values, other pricing service values and, when available, actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques.

Some valuation processes use models to determine fair value. The Company has a systematic and consistent approach to control model use. Valuation models are approved for use within the RBC model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually the model risk profile is reported to the RBC Board of Directors.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

Changes to the disclosure requirements for fair value measurement:

The Company adopted ASU 2018-13, *Changes to the Disclosure Requirements for Fair Value Measurement*, as of November 1, 2020. This update eliminated the need to disclose the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy, policy for timing of transfers between levels of the fair value hierarchy, and valuation processes for Level 3 fair value measurements. The adoption of the ASU did not have a material impact on the Statement of Financial Condition.

3. Receivable from and payable to broker-dealers

Receivable from and payable to broker-dealers at October 31, 2021 consist of the following:

$ in thousands	Receivable	Payable
Affiliated broker (refer to Note 9)	$ -	$ 2,867,027
Non-affiliated brokers	228,989	3,588
Unsettled regular-way trades, net	-	863,175
Total	$ 228,989	$ 3,733,790

The Company clears its securities and derivatives transactions through other broker-dealers, including affiliates. The Company may also finance certain securities transactions with margin loans. Cash and securities are generally held in brokerage accounts at these broker-dealers. Clearing broker receivables generally consist of deposits and amounts due from broker-dealers for settled trades. Amounts due to affiliated broker reflect the net of margin loans and other money held in brokerage accounts.

Unsettled regular-way trades, net represent the net amounts of receivable or payable for regular-way securities transactions that have not reached their contractual settlement date.

Clearing broker receivable and unsettled trades are settled daily, and therefore in the event of a receivable the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time.

4. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value

Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value at October 31, 2021 consist of the following:

$ in thousands	Financial instruments owned, at fair value	Financial instruments sold, but not yet purchased, at fair value
Securities:		
U.S. government securities	$ 220,463	$ 24,209
U.S. agencies	13,181,922	-
Corporate and other debt obligations	49,286	51,733
Equity securities	3,798,265	1,184,984
	17,249,936	1,260,926
Derivatives	26,285	6,847
Total	**$ 17,276,221**	**$ 1,267,773**

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize secured borrowings. At October 31, 2021, financial instruments pledged were $12.9 billion, of which $12.7 billion were pledged to counterparties with the right to sell or re-pledge the securities.

Derivative transactions

The Company enters into derivatives to manage the Company's exposure to risk resulting from its trading activities. Derivatives with a positive fair value are reported in Financial instruments owned, at fair value and derivatives with a negative fair value are reported in Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

Derivatives netting within the Statement of Financial Condition may be achieved where derivative contracts are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously. As at October 31, 2021 there were no derivative contracts that were subject to enforceable master netting arrangements or similar agreements that did not qualify for offsetting within the Statement of Financial Condition.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2021:

$ in thousands	Positive fair value	Negative fair value	Aggregated notional
Equity Contracts:			
Swaps	$ 305	$ 671	$ 13,688
Options	7,651	734	300,108
Total Equity Contracts	7,956	1,405	313,796
Interest Rate Contracts:			
Forwards [1]	3,742	4,961	3,441,785
Swaps [2]	14,526	481	19,112,871
Options	61	-	19,500
Total Interest Rate Contracts	18,329	5,442	22,574,156
Total	$ **26,285**	$ **6,847**	$ **22,887,952**

(1) Generally consists of TBA trades

(2) Consists of centrally cleared swap contracts

Centrally cleared swaps contracts are considered settled-to-market and as such the daily exchange of cash payment are accounted for as a contract settlement which reduces the contract fair value.

The Company also enters into futures contracts, with commitments to buy or sell equity, interest rate and foreign exchange currency contracts. Futures contracts are executed on exchanges and changes in open positions are settled on a daily basis. As a result, derivative assets and derivative liabilities are reported in Receivable from and Payable to broker-dealers, respectively, on the Statement of Financial Condition.

At October 31, 2021, the net open trade equity for futures contracts totaled $47.2 million, and are reported in Receivable from and Payable to broker-dealers on the Statement of Financial Condition. At October 31, 2021, aggregated notional of open futures contracts totaled $4.6 billion.

5. **Fair value of financial instruments**

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2021, categorized by the valuation hierarchy set out in ASC 820:

$ in thousands	Level 1	Level 2	Level 3	Fair Value
Financial assets:				
U.S. government securities	$ 204,452	$ 16,011	$ -	$ 220,463
U.S. agencies	-	13,181,922	-	13,181,922
Corporate and other debt obligations	-	49,286	-	49,286
Equity securities	3,797,967	298	-	3,798,265
	4,002,419	13,247,517	-	17,249,936
Derivatives related assets	7,948	18,337	-	26,285
Total assets	$ 4,010,367	$ 13,265,854	$ -	$ 17,276,221
Financial liabilities:				
U.S. government securities	$ 9,389	$ 14,820	$ -	$ 24,209
Corporate and other debt obligations	-	51,733	-	51,733
Equity securities	1,184,962	22	-	1,184,984
	1,194,351	66,575	-	1,260,926
Derivatives related liabilities	759	6,088	-	6,847
Total liabilities	$ 1,195,110	$ 72,663	$ -	$ 1,267,773

Valuation Techniques:

Fair value of assets and liabilities measured on a recurring basis are determined and classified in fair value hierarchy table using the following techniques and inputs.

U.S. Government and Agency Obligations — includes government debt securities and agency issued mortgage-backed securities (MBS). The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

Corporate and Other Debt Obligations — generally includes corporate debt securities and MBS. The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Inputs for valuation of MBS are, when available, traded prices, dealer or lead manager

quotes, broker quotes and vendor prices of the identical securities. When prices of identical securities are not readily available, the industry standard models are used, with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. All relevant data must be assessed and significant judgment is required to determine the appropriate valuation inputs. Securities with observable prices or inputs as compared to transaction prices, dealer quotes or vendor prices, are classified as Level 2 in the hierarchy. Securities where inputs that significantly affect the fair value are unobservable are classified as Level 3 in the hierarchy.

Equity Securities — generally consist of listed common shares and preferred securities. Exchange-traded securities are generally valued based on quoted prices from an exchange. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow model with forecasted cash flows and discounted rate as input. If the securities are not listed, not actively traded, or restricted, they are generally categorized as Level 2 of the fair value hierarchy.

Derivatives — the fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. A derivative instrument is classified as Level 2 in the fair value hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. The fair values of over the counter derivatives classified as Level 2 in the fair value hierarchy, including interest rate forward contracts, is determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors.

Financial instruments not measured at fair value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition at October 31, 2021, are as follows:

$ in thousands	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 452	$ 452	$ 452	$ -	$ -
Receivable from broker-dealers	228,989	228,989	-	228,989	-
Other assets [1]	24,892	24,892	-	24,892	-
Financial liabilities:					
Short term borrowings	9,443,264	9,443,264	-	9,443,264	-
Payable to broker-dealers	3,733,790	3,733,790	-	3,733,790	-
Accounts payable and accrued liabilities [2]	32,698	32,698	-	32,698	-

(1) Other assets of $0.2 million are not in scope for disclosure, and are not included above.

(2) Accounts payable and accrued liabilities of $1.0 million are not in scope for disclosure, and are not included above.

Carrying value generally approximates fair value for the assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. Except for cash at the financial institution, which is classified as Level 1, these items are generally classified in Level 2 of the fair value hierarchy.

6. Other assets and Accounts payable and accrued liabilities

Other assets at October 31, 2021 consist of the following (in thousands):

Other assets

Interest and dividend receivables	$	24,475
Other investment		10
Other receivables		592
Total	$	25,077

Interest and dividends receivables mainly include accrued interest and dividends from financial instruments owned. Other receivables mainly include prepaid and miscellaneous receivables.

Accounts payable and accrued liabilities at October 31, 2021 consists of the following (in thousands):

Accounts payable and accrued liabilities

Interest and dividend payables	$	2,036
Accrued compensation		21,672
Other intergroup payables		9,267
Other liabilities		758
Total	$	33,733

Interest and dividend payables include accrued interest and dividends from financial instruments sold, but not yet purchased. Other intergroup payables mainly consist of payables in connection with charges from affiliates. Other liabilities include accrued miscellaneous payables, including tax payables, audit fees and other accrued expenses.

7. Short-term borrowings

As at October 31, 2021, the Company had a $17.5 billion secured line of credit with RBC. This loan is callable at the discretion of RBC and is non- interest bearing. Outstanding loan balance at October 31, 2021 was $9.2 billion, which was collateralized with financial instruments owned of $9.3 billion.

The Company also maintains a $500 million and a $100 million multi-currency secured lines of credit with affiliates. These loans are callable at the discretion of the lenders and the Company is charged interest on various currencies and is generally based on LIBOR or the appropriate overnight reference rate plus a treasury spread. At October 31, 2021, outstanding loans totaling $199.9 million were drawn against the $500 million line of credit and were reported as Short-term borrowings on the Statement of Financial Condition.

8. Member's equity

The Company has 150,000 issued common shares owned by Royal Bank Holding Inc.

9. Related party transactions

In the normal course of business, the Company may enter into trading activities with affiliates and incur financing, brokerage and other charges. The Company is also a party to various service level agreements (SLA) that result in fees and other allocated costs from RBC and affiliates.

The following table sets forth the Company's related party assets and liabilities as at October 31, 2021 (in thousands):

Assets:		
Financial instruments owned, at fair value	$	4,870
Other assets		417
Liabilities:		
Short-term borrowings (Note 7)	$	9,443,264
Financial instruments sold, but not yet purchased, at fair value		3,852
Payable to broker-dealers (Note 3)		2,867,027
Accounts payable and accrued liabilities		9,281

The Company entered into secured loan agreements with RBC (acting through its Toronto Branch) and affiliates. Outstanding balances from these loans are reported in short-term borrowings on the Statement of Financial Condition and discussed in Note 7.

The Company enters into certain derivative transactions with an affiliate to facilitate clearing of transactions with certain exchanges. Derivative fair values with the affiliate are reported in Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition.

10. Financial instruments with off-balance-sheet risk

The Company maintains positions in a variety of financial instruments. Certain instruments, including TBAs and equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts (market risk) and also from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

11. Taxation

As a corporation resident in The Bahamas, the Company is subject to all taxes, duties, etc. imposed on corporations resident in The Bahamas.

Withholding taxes— The Company is a foreign, U.S. registered broker-dealer that trades exclusively for its own account. As such, the Company does not have a U.S. corporate income tax liability; however, it is subject to a withholding tax on certain of its dividend and interest income.

The Company has evaluated, in accordance with FASB ASC 740, *Income Taxes*, whether any unrecognized tax benefits are necessary and determined that no such matters exist as of October 31, 2021. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

12. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1.0 million. At October 31, 2021, the Company had net capital of $2.0 billion, which was in excess of its minimum net capital requirement of $1.0 million.

Pursuant to an agreement between the Company and the affiliated broker-dealer, the dealer is required to perform a computation for PAB assets similar to the customer reserve computation.

13. Subsequent events

The Company has evaluated events and transactions that occurred subsequent to October 31, 2021 through December 20, 2021. There were no events or transactions during the period which would require recognition or additional disclosure in the Statement of Financial Condition.

* * * * * *